TSX Venture Exchange: POM
American Stock Exchange: PLM

2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-13

POLYMET MINING TO HOST CONFERENCE CALL/WEBCAST ON DEFINITIVE FEASIBILITY STUDY

Vancouver, British Columbia, September 26, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it will host a conference call and webcast for securities analysts and shareholders at 10 a.m., EDT (7 a.m. PDT), Wednesday, September 27, 2006 to discuss the Company’s Definitive Feasibility Study on its copper-nickel-precious metals project in northeastern Minnesota.

PolyMet Participants
William Murray, President and Chief Executive Officer
Douglas Newby, Chief Financial Officer
Warren Hudelson, Executive Vice President – Development

To participate in the conference call, please dial:
Canada & United States: 1-800-769-8320
International Access and Toronto Area: 416-695-5259

A replay of this conference call will be available until October 4th, 2006, by dialing 416-695-5275 or 1-888-509-0081 and entering access code 631548. A webcast of this conference call will be available on the Company’s website at www.polymetmining.com.

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POLYMET MINING CORP.

Per:	“William Murray”

William Murray, President
For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	djnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex MacDougall
Executive Vice President	Macdougall Consultants, Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	macdougall_consult@yahoo.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.